Filed by TLGY Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TLGY Acquisition Corp.

Commission File No. 001-41101

Date: August 25, 2025

As previously announced, on July 21, 2025, TLGY Acquisition Corp., a Cayman Islands exempted company (“TLGY”), StableCoinX Assets Inc., a Delaware corporation (“SC Assets”), StableCoinX Inc., a Delaware corporation, (“Pubco”), StableCoinX SPAC Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and StableCoinX Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement”), for a business combination transaction (the “Transaction”) that will result in, among other things, TLGY and SC Assets becoming wholly owned subsidiaries of Pubco and Pubco becoming a publicly traded company.

On August 24, 2025, Guy Young, the founder of Ethena Labs S.A., gave an interview on goodalexander relating to, among other things, the proposed Transaction. A transcript of the relevant portion of the interview is provided herewith.

On August 25, 2025, SC Assets made the following communication on X.com.

Interview Transacript

goodalexander: I see, so kind of as I think about this, there’s Tether which is the natural cross for every futures contract on Binance and I don’t think that’s going away anytime soon. There’s Circle which in my mind is the GENIUS bill compliant chain that wants to integrate with Visa and Mastercard. And then there’s you guys which are the very, very high yield returning coin. There’s not a lot of other kind of opportunities when you kind of think about those three different things.

One thing I wanted to double click on was that there’s this recent BlackRock BUIDL TVL deal that seems kind of disparate from your core offering and there’s almost like an institutional aspect here as well as what appears to be your own layer 2 which is powered by Celestia. I was just wondering if you could talk about those two initiatives with the institutional USDtb product as well as like maybe how that dovetails with your own layer 2 and how you think about that and how it interfaces with your core yield offering?

Guy Young: Yeah, so I think a USDtb is actually just designed to be something that can compete more directly with something like a Circle. I think the recognition that we have is that not every user wants something that looks and feels like USDe (i.e., slightly strange in terms of its construction and collateral backing). People sometimes just want safe, secure, and easy-to-understand products.

So it’s not really my job to tell users what type of products they should be wanting, its actually to try to listen to them and provide different options across the entire spectrum of risk and return. USDtb is actually more like a distribution product because the view that we have is that ultimately, the winners within dollarations within crypto are always determined by centralized exchanges. You’ve seen that through history with Coinbase sort of king-making Circle and the history of Tether’s moat being built into the fact that they’re basically the quote asset on Binance for BTC, USDT, and ETH-USDT. Tether built up this incredible moat through time where you always just need a USDT to trade on these venues.

So the view that we have is that if you create a product like USDtb, which is ultimately designed to share as much income as you can with distribution partners like exchanges, they’re more likely to push that but then also USDe on the side. And ultimately, that’s where we are sort of like a business will make a lot more money which is you can create and potentially capture much more value when the return is higher on USDe vs something like USDtb and USDtb sort of sits there as a product that can sit alongside USDe, make distribution partners happy, but then also give users a different choice to sit alongside it.

I think the actual more interesting institutional angle here is less around USDtb because ultimately institutions have access to money market funds and T-bills themselves, they don’t need some other crypto to provide that to them in many senses it’s just the worst product versus something they can find themselves outside of crypto.

I think the more interesting angle here is actually how can you wrap up USDe in an institutional format to deliver it to people that sit outside of crypto. If you actually just take a step back and think about it less as like a dollar or a stablecoin adjacent product, but more something that looks like an investment product. Last year, USDe annualized around 18% return on multi-billion dollars of supply with zero volatility. So like what is the hedge fund trying to do? What is an asset manager trying to do? What does the credit fund try to do? They’re trying to maximize the sharp ratio of return vs volatility and 18% with zero vol is better than almost any hedge fund that’s sitting in the normal world now at scale.

So the view that we have is that the demand for that kind of product that’s sitting within TradFi isn’t $10 or $50 or $100B, it’s literally north of a trillion dollars to produce that kind of return on dollars. And it’s kind of our job to put this in a format where we can deliver that kind of product to those pools of capital that sit outside of crypto.

I think part of the frustration on our side was looking at DeFi TVL where it was like a few months ago when we’re at the lows vs 2021, it’s kind of like 50% below where we were in 2021 with BTC being more than twice the price and stablecoins being up 2x from where they were in 2021 as well. And to me that was a very strong indication that actually we’ve done a pretty bad job of tailoring making products within crypto so that actual institutional flows could come in and get access to them. It felt like one of those incredible tailwinds that we had this cycle but we’ve never really captured it with products in the right way.

So to me it feels like USDe is sort of uniquely positioned to be able to capture some of those flows and I think that’s the institutional angle that’s a bit more interesting rather than USDtb. And to your question, I won’t go into too much detail around the L2 and that kind of stuff but it’s really purpose-built so we can put an ecosystem and distribution platform around that institutional product that I’ve described.

goodalexander: Got it, and the hedge fund commentary is interesting. I think it’s a good potential transition because I think we’re going to keep this section to 30 minutes, so only about 4 minutes left. I just want to double-click on Wintermute’s talked about a fee switch. There’s been a lot of talk about coin buybacks as well as your recent DAT, which is going to be running around marketing Ethena as the StablecoinX DAT is on its marketing roadshow. How do you think the commentary is going to be on the fee switch and your philosophy of capital returns in terms of the fees being generated getting passed back to the governance token? How does that flow through exactly? I know before in some interviews you talked about focusing on growth whereas the current market meta is focused on revenue. How do you think about the take rate of the protocol and what are the levers for that to change and flow back to the governance token?

Guy Young: Yeah, so in that public governance forum post, there are a few milestones that we’re trying to hit before we thought it was appropriate to put in place the fee-switch. I think the major key one that’s still outstanding is basically a USDe listing on one of the tier one exchanges, which is still outstanding. So I think the difference in opinion that I have is versus the market, but you know, we’re sort of wanting to meet somewhere in the middle. Fundamentally, I think the market opportunity that is ahead of us isn’t USDe sitting at $12-15B, it’s growing into $30-50B in the next 2-3 years. This size of outcome for achieving what I’ve just described completely dwarfs whatever you could be extracting as sort of buybacks or free capture to the token right now. If you’re to believe some of the numbers that people are throwing around in this category or asset class around stablecoins or dollar assets going into multi-trillions, to me, it feels slightly short-sighted vs that outcome that I’m describing. To be overly focused on trying to capture value for buybacks now vs what I think the real outcome is which is a business that’s actually multiple times the size of where Circle is sitting right now in terms of cash flow generation. But fundamentally, the market kind of disagrees with me, and I think everyone’s like super focused on that value capture right now. I think there is going to be something that sort of meets in the middle which is sort of what you saw within that governance forum post which is if we hit these certain milestones as we go, there’s sort of like a smaller starting take rate that increases through time to something that you can sort of think about as like an end state take rate for the entire protocol. I also think (not to complicate this even more) that sort of view of what is the appropriate take rate actually needs to consider the interest rate environment that sits outside of crypto as well. Because I think one of the most powerful qualities behind the product is that the industry tends to exhibit a negative correlation to rates in the real world, and we actually saw that literally two days ago when rates fall in the real world, we tend to see people speculate more on crypto, move out on the risk curve, and actually the demand for leverage within crypto picks up. So if you look back in 2021, rates went to zero, funding rates were sitting at 30-40% for many months on end for like 6 months, that’s actually the moment that like Ethena was built for which is your hurdle rate and your competitors are finding their gross interest income declining off of a cliff as interest rates fall down, but actually your product is actually staying the same or going up in that environment which a) allows you to grow faster or b) gives you more scope to actually capture more value back to Ethena itself. So I think a lot of these pieces are just I have a slightly different view to the market in terms of where we actually want to scale and take this business before we think taking a maximal amount of revenues back to the token actually makes sense because I just think that that outcome is much more interesting than where we’re sitting right now. Also think like this consideration for where the general interest rate market is vs our ability to do that. Not trying to dodge the question too much, but that’s just all the variables that are sort of sitting in our mind as we think through it.

goodalexander: Yeah, yeah absolutely. I mean, I guess the final question is just maybe more of a hardball question, which would just be, when I look at the price action over the last year, the market cap of the token is up 589% whereas the price is up 87% because of a material multi-billion dollar framework of unlocks, that have been very well absorbed by the market, and I believe you even tweeted that you were buying the token personally. As you look forward, how do you think about the unlocks and the FDV overhang, which I think is maybe $5.9B, and the take rate of the protocol? Do you envision the earnings of the protocol in an optimal state once you hit your milestones kind of offsetting those unlocks, or do you view the governance token as almost like a new kind of layer 1 valuation framework or it’s maybe benchmarked to Circle? Or just how should we think about your protocol’s valuation and what the drivers of that are going forward?

Guy Young: Yes, I mean it’s no secret obviously that we had a huge amount of challenge with VC unlocks and Team unlocks into a market that was like melting down like 80% on alts from January this year. So I think my fundamental view is actually that we as an industry and a space kind of need to find the maturity process to take alts into a format where actually there’s a new buyer that sits outside of crypto. So I’ve written about this but I think there’s a fundamental like flows issue within crypto where there’s too much VC capital and too little capital that’s sitting on liquid markets to actually carry that valuation from TGE through its life cycle after that. And what happens in normal markets is that there’s some amount of VC capital, and then you IPO into an equity market where billions and trillions of dollars can actually sustain those valuations beyond there. That’s what we actually find interesting about this whole DAD phenomenon which is less around like premium to NAV arbitrage type games which are being played right now but more around access to $100 trillion plus of capital that’s sitting within normal equity markets that might actually just look at Ethena and say this is an interesting business within a category that we think has like secular tailwinds sitting behind it. And I think that was kind of demonstrated by what you saw with the way that Circle performed which is it came out traded up to a $60B valuation at like 300x earnings. To me that was the indication that there’s too much money in TradFi trying to find exposure to this trend with no ways to actually express our view outside of just a single asset. And so I think the view that we have is that at some point the tokens within crypto actually have to become appealing enough to people like real capital allocators that sit outside of the space that can actually buy these things in the form that they used to with an equity markets. And so I think that that’s actually the natural buyer whether it’s the business itself generating cash flows that can do it itself but then also just finding a slightly later stage form of capital that sits outside of crypto to absorb that. That’s actually just the natural process that any you know Web2 VC-backed business goes through in their life cycle. And I think that’s kind of what we need to do as a space which is find out what are those assets and businesses that can actually be underwritten by TradFi and taken beyond sort of like the circular loop that I think we’re sitting in right now. So don’t really have any more comments beyond as you said there is still a large amount that sits within Ethena that hasn’t vested and come out. I personally haven’t sold a single token since the unlock since March and so I think you know sometimes those numbers are slightly overstated where everyone’s assuming that 100% of everything that’s coming out is immediately being sold but yeah that hasn’t really been the case with us.

goodalexander: Awesome. One last question before we move on to Baron. It sounds like putting those pieces together - TradFi demand for Ethena through the StablecoinX DAT is actually quite important. One of my observations is that you’re very good at telling the Ethena story to institutions like you. But there’s kind of this arm’s length relationship with the DAT. To what extent are you going to be able to pound the pavement with institutions and generate demand for StablecoinX, or is that management team going to be in charge of it? What’s the relationship between Ethena and StablecoinX?

Guy Young: We’re obviously supportive of what’s going on there, but I’m not running the vehicle day-to-day, can’t speak on their behalf right now. But as I said, supportive of the fact that they exist and I think are doing something that’s important for our growth story going forward. I’m not going to be as evolved like day-to-day, sort of sitting and describing what the vehicles up to, why it’s interesting. But what I would say is that within the next two weeks there will be some news around a different or well additions to the team that already exists there with some pretty high-profile names within crypto and TradFi who are coming in to support that. So I think the people who are coming in there to be a face and public voice for that vehicle are actually better placed than I am to be able to do that, and I think that they would be better at that job than I would be.

goodalexander: That’s very exciting. And the ticker for that is like TLGY? Is that the NASDAQ ticker?

Guy Young: Yes, it’s not actually on the NASDAQ right now. It’s trading in the OTC market, so it has to go through a De-SPAC process until it’s listed. But when it is listed, it’ll be listed under USDE, so it’s got a small meme factor sitting within that as well.

goodalexander: Amazing, hopefully it won’t trade like USDE, it’ll just be a little more volatile. But yeah, thank you so much for taking the time, Guy.

X.com Post

###

Additional Information and Where to Find It

In connection with the Business Combination, Pubco intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of TLGY and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, TLGY will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date to be established for voting at the Extraordinary General Meeting. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. TLGY and Pubco may also file other documents with the SEC regarding the Business Combination. TLGY’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about TLGY, SC Assets, Pubco and the Business Combination.

TLGY’s shareholders and other interested persons will be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed by TLGY and Pubco with the SEC, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

TLGY, SC Assets, Pubco and their respective directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination. More detailed information regarding the directors and officers of TLGY, and a description of their interests in TLGY, is contained in TLGY’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 5, 2025, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination and other matters to be voted upon at the Extraordinary General Meeting will be set forth in the Registration Statement for the Business Combination when available.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements with respect to the proposed Business Combination include expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding SC Assets, Pubco, TLGY and the proposed Business Combination, statements regarding the anticipated benefits and timing of the completion of the proposed Business Combination, the assets held by SC Assets and Pubco, the price and volatility of ENA Token, ENA Token’s growing prominence as an issuer of digital dollars on-chain, Pubco’s listing on any securities exchange, the macro, political and regulatory conditions surrounding ENA Token, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting its treasury initiatives and strategic stake in the Ethena Protocol, plans and use of proceeds, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination and the level of redemptions of TLGY’s public shareholders, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; the risk that the proposed Business Combination may not be completed by TLGY’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of TLGY’s shareholders and the listing of Pubco’s securities on a national securities exchange at closing; failure to realize the anticipated benefits of the proposed Business Combination; the level of redemptions by TLGY’s public shareholders, which may reduce the public float of, reduce the liquidity of the trading market of, and/or impact the ability of, the shares of Class A common stock of Pubco to be listed in connection with the proposed Business Combination; the insufficiency of the third-party fairness opinion for the board of directors of TLGY in determining whether or not to pursue the proposed Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; costs related to the proposed Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the volatile nature of the price of ENA Token; the risk that Pubco’s stock price will be highly correlated to the price of ENA Token and the price of ENA Token may decrease between the signing of the definitive documents for the proposed Business Combination and the closing of the proposed Business Combination or at any time after the closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding ENA Token; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the proposed Business Combination, Pubco experiences difficulties managing its growth and expanding operations; the risks that launching and growing Pubco’s ENA Token treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing Pubco’s business plan, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A Common Stock will be listed or by the SEC, which may impact Pubco’s ability to list its securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, SC Assets, TLGY or others following announcement of the proposed Business Combination, and those risk factors discussed in documents that Pubco and/or TLGY has filed, or will file, with the SEC. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of The Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that have been and/or will be filed by TLGY with the SEC from time to time, the Registration Statement that will be filed by Pubco and TLGY and the proxy statement/prospectus contained therein, and other documents that have been or will be filed by TLGY and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither TLGY, SC Assets nor Pubco presently know or that TLGY, SC Assets and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of TLGY, SC Assets, and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY, SC Assets, nor Pubco gives any assurance that any of TLGY, SC Assets, or Pubco will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by TLGY, SC Assets or Pubco or any other person that the events or circumstances described in such statement are material.

The terms of the proposed Business Combination described in this communication, including any dollar-denominated figures or implied valuations, are based on information as of the date of the signing of the definitive Business Combination Agreement and assume no redemptions from the TLGY trust account. These terms are subject to change, including as a result of fluctuations in the price of ENA Token prior to closing of the proposed Business Combination. There can be no assurance that the final terms at the closing of the Business Combination will reflect the figures referenced herein.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TLGY, SC Assets, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

8